File No. 812-14097

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SIXTH AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN
JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

GARRISON CAPITAL INC.,

Garrison Funding 2013-2 LTD.,

GARRISON CAPITAL SBIC LP,

GARRISON CAPITAL SBIC HOLDCO INC.,

GARRISON CAPITAL SBIC GENERAL PARTNER LLC,

GARRISON CAPITAL ADVISERS LLC,

GARRISON MIDDLE MARKET FUNDING LP,

GARRISON MIDDLE MARKET FUNDING A LP,

GARRISON OPPORTUNITY FUND III B L.P.,

GARRISON OPPORTUNITY FUND IV A LLC,

GARRISON OPPORTUNITY FUND IV B L.P.,

GARRISON INVESTMENT MANAGEMENT LLC

AND

GARRISON INVESTMENT GROUP LP

1290 Avenue of the Americas, Suite 914
New York, NY 10104
(212) 372-9590

All Communications, Notices and Orders to:
Matthew Goldstein
Garrison Investment Group LP
1290 Avenue of the Americas, Suite 914
New York, NY 10104
(212) 372-9590

Copies to:

David J. Harris
William J. Tuttle
Dechert LLP
1900 K Street, N.W.
Washington, DC 20006
Telephone: (202) 261-3300
Facsimile: (202) 261-3333

December 10, 2014

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of:	)
)
GARRISON CAPITAL INC.,	)
Garrison Funding 2013-2 LTD.,	)
GARRISON CAPITAL SBIC LP,	)
GARRISON CAPITAL SBIC HOLDCO INC.,	)	SIXTH AMENDED AND RESTATED
GARRISON CAPITAL SBIC GENERAL PARTNER LLC,	)	APPLICATION FOR AN ORDER
GARRISON CAPITAL ADVISERS LLC,	)	PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE
GARRISON MIDDLE MARKET FUNDING LP,	)	INVESTMENT COMPANY ACT OF 1940
GARRISON MIDDLE MARKET FUNDING A LP,	)	AND RULE 17d-1 UNDER THE
GARRISON OPPORTUNITY FUND III B L.P.,	)	ACT TO PERMIT CERTAIN JOINT
GARRISON OPPORTUNITY FUND IV A LLC,	)	TRANSACTIONS OTHERWISE
GARRISON OPPORTUNITY FUND IV B L.P.,	)	PROHIBITED BY SECTION 57(a)(4) OF
GARRISON INVESTMENT MANAGEMENT LLC	)	THE ACT AND RULE 17d-1 UNDER THE ACT
AND	)
GARRISON INVESTMENT GROUP LP	)
)
)
1290 Avenue of the Americas, Suite 914)
New York, NY 10104)
(212) 372-9590)
)
File No. 812-14097)
Investment Company Act of 1940)
)

Garrison Capital Inc. (the “Company”), Garrison Funding 2013-2 Ltd. (“GF 2013-2”), Garrison Capital SBIC LP (“Garrison SBIC”), Garrison Capital SBIC Holdco Inc., Garrison Capital SBIC General Partner LLC (the “SBIC General Partner”), Garrison Middle Market Funding LP, Garrison Middle Market Funding A LP, Garrison Opportunity Fund III B L.P., Garrison Opportunity Fund IV A LLC and Garrison Opportunity Fund IV B L.P. (collectively with Garrison Middle Market Funding LP, Garrison Middle Market Funding A LP, Garrison Opportunity Fund III B L.P. and Garrison Opportunity Fund IV A LLC, the “Existing Funds”), Garrison Capital Advisers LLC (the “Company Adviser”), Garrison Investment Management LLC (the “Fund Adviser”)1 and Garrison Investment Group LP (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

The Company may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Subsidiary”) (a) whose sole business purposes are to hold one or more investments and issue debt on behalf of the Company (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA2); (b) that is wholly-owned by the Company (with the Company at all times beneficially holding, directly or indirectly, 100% of the voting and economic interests); (c) with respect to which the Board has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary’s participation under the conditions to this Application; and (d) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A Fund would be prohibited from investing in a Co-Investment Transaction with any Wholly-Owned Investment Subsidiary because the Wholly-Owned Investment Subsidiary would be a company controlled by the Company for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Company and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the Company were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Company’s investments and issuing debt on behalf of the Company and, therefore, no conflicts of interest could arise between the Company and the Wholly-Owned Investment Subsidiary. The Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Company’s place. If the Company proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Company and the Wholly-Owned Investment Subsidiary. GF 2013-2 satisfies the definition of Wholly-Owned Investment Subsidiary and Garrison SBIC satisfies the definition of an SBIC Subsidiary.

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1 Garrison Investment Management LLC and the Company Adviser are both affiliates of and indirectly controlled by Garrison Investment Group LP. Garrison Investment Group LP is controlled by Steven Stuart and Joseph Tansey.

2 “SBIC Subsidiary” means a Wholly-Owned Investment Subsidiary that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (an “SBIC”).

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In particular, the relief requested in this application (the “Application”) would allow the Company, on the one hand, and one or more Funds,3 on the other hand, to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited by Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

All existing entities that currently intend to rely on the Order have been named as Applicants and any entity that may rely on the Order in the future will comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Company

Garrison Capital LLC was organized as a limited liability company under the Delaware Limited Liability Company Act in November 2010 and commenced operations on December 17, 2010. Garrison Capital LLC elected to be treated as a business development company (“BDC”)4 in October 2012 through a notification of election to be subject to Sections 55 through 65 of the 1940 Act on Form N-54A and has filed a registration statement on Form 8-A under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Following its election to be treated as a BDC, Garrison Capital LLC converted to Garrison Capital Inc., a Delaware corporation, which is an externally managed, non-diversified, closed-end management investment company. In connection with the conversion, the Company succeeded to the business of Garrison Capital LLC, and the members of Garrison Capital LLC became stockholders of the Company. The Company’s principal place of business is 1290 Avenue of the Americas, Suite 914, New York, New York 10104.

The Company’s Objectives and Strategies (as defined below) are to generate current income and capital appreciation by making investments generally in the range of $5 million to $25 million primarily in debt securities of U.S.-based middle-market companies, which the Company defines as those having annual earnings before interest, taxes and depreciation of between $5 million and $30 million. The Company’s goal is to generate attractive risk-adjusted returns by assembling a broad portfolio of investments. The Company invests primarily in (1) first lien senior secured loans, (2) second lien senior secured loans, (3) “one-stop” senior secured or “unitranche” loans, (4) subordinated or mezzanine loans, (5) unsecured consumer loans and (6) to a lesser extent, selected equity co-investments in middle-market companies. The Company uses the term “one-stop” or “unitranche” to refer to a loan that combines characteristics of traditional first lien senior secured loans and second lien or subordinated loans. The Company uses the term “mezzanine” to refer to a loan that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. “Objectives and Strategies” means the investment objectives and strategies of the Company, as described in the Company’s Registration Statement on Form N-2, other filings the Company has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Exchange Act, or in reports to its stockholders.

The Company maintains a seven-member board of directors (the “Board”) of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”). No Independent Director will have a financial interest in any Co-Investment Transaction (as defined below) or any interest in any issuer of securities (each issuer, a “portfolio company”), other than through an interest (if any) in the securities of the Company.

As of the date of this Application, Mr. Stuart held sole voting power over and a pecuniary interest in 17,177 shares of the Company’s common stock and shared voting power (with Mr. Tansey) over and a pecuniary interest in 67,202 shares of the Company’s common stock. As of the date of this Application, Mr. Tansey held sole voting power over and a pecuniary interest in 28,956 shares of the Company’s common stock and shared voting power (with Mr. Stuart) over and pecuniary interest in 67,202 shares of the Company’s common stock. As of the date of this Application, Messrs. Stuart and Tansey together hold voting power over and a pecuniary interest in less than 1.0% of the outstanding shares of the Company’s common stock, and Garrison Investment Group LP and other persons controlling, controlled by or under common control with Garrison Investment Group or Messrs. Stuart and Tansey have voting power over and a pecuniary interest in none of the outstanding shares of the Company’s common stock. The voting rights associated with shares of the Company’s common stock held of record by investment funds advised by the Company Adviser and its affiliates have been passed through to the ultimate limited partners or members, as the case may be, of such entities. As a result of the pass through of such voting rights, the Company Adviser and its affiliates do not have the power or authority to exercise voting power over the outstanding voting securities of the Company except to the extent of their proprietary investments in the Company.

3 “Fund” means any (i) Existing Fund or (ii) Future Fund. “Future Fund” means any entity (i) whose investment adviser is an Adviser, and (ii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act. The term “Adviser” means the Company Adviser, the Fund Adviser and any future investment adviser controlling, controlled by or under common control with the Company Adviser that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

4 Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

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B.	GF 2013-2

GF 2013-2, a Cayman Islands exempted company and a wholly-owned direct subsidiary of Garrison Funding 2013-2 Manager LLC (“GF 2013-2 Manager”), a wholly-owned direct subsidiary of the Company, was formed on July 24, 2013 for the purpose of refinancing the Company’s former credit facility. On September 25, 2013, under Part XVI of the Cayman Islands Companies Law (2012 Revision), GF 2013-2 and Garrison Funding 2012-1 LLC merged with GF 2013-2 remaining as the surviving entity (the “Merger”). On the effective date of the Merger, all of the rights, the property, and the business, undertaking, goodwill, benefits, immunities and privileges of each individual company immediately vested in the surviving company. On September 25, 2013, GF 2013-2 completed a $350.0 million collateralized loan obligation (“CLO”) through a private placement of various secured notes and subordinated notes, the proceeds of which were utilized, along with cash on hand, to refinance the Company’s former credit facility. All of the notes are scheduled to mature on September 25, 2023. As of the date of this Application, the Company had retained 100% of the Class C Notes, and GF 2013-2 Manager owned all of the subordinated notes, which represent the residual interest in GF 2013-2. The CLO is secured by all of the assets held by GF 2013-2.

As of September 30, 2014, GF 2013-2 held investments in 47 of the 56 portfolio companies in which the Company and its consolidated subsidiaries were invested. The Company consolidates its financial results with those of GF 2013-2 for financial reporting purposes and measures its compliance with the leverage test applicable to business development companies under the 1940 Act on a consolidated basis.

GF 2013-2 Manager (formerly Garrison Funding 2012-1 Manager LLC), a direct subsidiary of the Company and the owner of 100% of the subordinated notes of the CLO, serves as collateral manager to GF 2013-2 and has entered into a sub-collateral management agreement with the Company Adviser. The Company Adviser is not entitled to receive a fee under the sub-collateral management agreement.

C.	The SBIC Entities

1.	Garrison SBIC

Garrison SBIC was organized as a limited partnership under the laws of the state of Delaware on May 29, 2014. Since Garrison SBIC’s formation, Garrison Capital SBIC General Partner LLC has been the general partner of Garrison SBIC. Garrison SBIC does not intend to register under the 1940 Act as it expects to rely on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act. Garrison SBIC will have the same investment objective and strategies as the Company.

2.	SBIC General Partner

SBIC General Partner was organized as a limited liability company under the laws of the state of Delaware on May 29, 2014. SBIC General Partner is the sole general partner of Garrison SBIC and may serve as the general partner of future SBIC Subsidiaries. The investment and exit decisions and day-to-day investment activities of Garrison SBIC are managed by the four investment professionals of SBIC General Partner, Joseph Tansey, Brian Chase, Mitch Drucker and Susan George, each of whom also serves on the investment committee of the Company. Any investment decision on the part of Garrison SBIC requires the unanimous approval of SBIC General Partner’s investment committee. SBIC General Partner will operate Garrison SBIC for the same investment purposes, and Garrison SBIC will invest in the same kinds of securities, as the Company.

3.	Garrison Capital SBIC Holdco Inc.

Garrison Capital SBIC Holdco Inc. was organized as a corporation under the laws of the state of Delaware on May 29, 2014. Since Garrison Capital SBIC Holdco Inc.’s formation, it has been a wholly-owned subsidiary of the Company. Garrison Capital SBIC Holdco Inc. does not intend to register under the 1940 Act as it expects to rely on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act.

D.	The Existing Funds

Garrison Middle Market Funding LP was formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on March 14, 2012. Garrison Middle Market Funding LP is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. Garrison Middle Market Funding LP is operated in accordance with its partnership agreement.

Garrison Middle Market Funding A LP was formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on November 9, 2012. Garrison Middle Market Funding A LP is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. Garrison Middle Market Funding A LP is operated in accordance with its partnership agreement and was formed for the exclusive purpose of co-investing with Garrison Middle Market Funding LP.

Garrison Opportunity Fund III B L.P. was formed as a Cayman Islands exempted limited partnership on October 21, 2011. Garrison Opportunity Fund III B L.P. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. Garrison Opportunity Fund III B L.P. is operated in accordance with its partnership agreement.

Garrison Opportunity Fund IV A LLC was formed as a limited liability company under the Delaware Limited Company Act on December 4, 2013. Garrison Opportunity Fund IV A LLC is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. Garrison Opportunity Fund IV A LLC is operated in accordance with its limited liability company agreement.

Garrison Opportunity Fund IV B L.P. was formed as a Cayman Islands exempted limited partnership on October 21, 2011. Garrison Opportunity Fund IV B L.P. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. Garrison Opportunity Fund IV B L.P. is operated in accordance with its partnership agreement.

The Existing Funds seek to invest primarily in middle-market companies and institutions. Possible investments in such companies and institutions include (i) secured debt (including first lien, second lien, unitranche and one-stop loans and loans secured by receivables relating to financial assets (e.g., consumer loans)) and real estate investments (loans or investments secured by real estate), (ii) unsecured debt (such as mezzanine loans, convertible/exchange loans or bonds), (iii) special situation investments (such as rescue financing, working capital and bridge loans), (iv) equity, warrants and equity-linked investments issued in connection with loan originations or as a result of restructurings, (v) bankruptcy financing (such as debtor-in-possession and exit loans), (vi) equity and lower-rated debt tranches that constitute equity in collateralized loan obligation securitization vehicles managed by the Fund Adviser or any affiliate thereof, (vii) commercial shipping industry (including acquisition and operation of maritime vessels) and (viii) real property acquisitions.

E.	The Advisers

Garrison Investment Management LLC and the Company Adviser are both affiliates of, and indirectly controlled by, Garrison Investment Group LP, an alternative investment and asset management firm, which was formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on March 21, 2007. Garrison Investment Group LP is controlled by its founders, Steven Stuart and Joseph Tansey. Any Future Fund will be advised by an Adviser. Any Future Fund may seek to co-invest with the Company and the Funds. Any Adviser to a Fund will be registered as an investment adviser under the Advisers Act.

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1.	The Company Adviser

Garrison Capital Advisers LLC was organized as a limited liability company under the Delaware Limited Liability Company Act on November 29, 2010 and is privately held. The Company Adviser is registered with the Commission pursuant to Section 203 of the Advisers Act.

The Company Adviser has entered into a staffing agreement with Garrison Investment Group LP under which Garrison Investment Group LP has agreed to make experienced investment professionals available to the Company Adviser and to provide access to the senior investment personnel of Garrison Investment Group LP.

The Company Adviser serves as investment adviser to the Company pursuant to an investment advisory agreement (the “Company Advisory Agreement”). The Company Adviser is responsible for sourcing potential investments, conducting research and diligence on prospective investments and equity sponsors, analyzing investment opportunities and structuring and monitoring investments on an ongoing basis for the Company. The investment committee of the Company Adviser consists of the following five members: Joseph Tansey, Rafael Astruc, Brian Chase, Mitch Drucker and Susan George.

2.	The Fund Adviser

Garrison Investment Management LLC was organized as a limited liability company under the Delaware Limited Liability Company Act on July 15, 2009 and is privately held. Garrison Investment Management LLC itself is registered with the Commission pursuant to Section 203 of the Advisers Act.

Under the limited liability company agreement of Garrison Investment Management LLC, Garrison Investment Group LP has agreed to provide or make available to Garrison Investment Management LLC experienced investment professionals.

Garrison Investment Management LLC manages the investment activities of the Existing Funds pursuant to investment advisory agreements (collectively with the Company Advisory Agreement, the “Advisory Agreements”). The Fund Adviser is responsible for sourcing potential investments, conducting research and diligence on prospective investments and equity sponsors, analyzing investment opportunities and structuring and monitoring investments on an ongoing basis for the Existing Funds. The investment committee of each Existing Fund consists of a subset of the following individuals: Joseph Tansey, Steven Stuart, Brian Chase, Mitch Drucker, Susan George, Terence Moore and Gregg Chiota.

F.	Garrison Investment Group LP

Garrison Investment Group LP is an alternative investment and asset management firm that was founded in March 2007 by Steven Stuart and Joseph Tansey and is privately held. Garrison Investment Group LP is registered with the Commission pursuant to Section 203 of the Advisers Act. As of September 30, 2014, Garrison Investment Group LP had approximately $3.7 billion of committed and invested capital under management and a team of 79 employees, including 46 investment professionals. Garrison Investment Group LP is headquartered in New York, New York. Garrison Investment Group LP invests opportunistically in the debt of middle-market companies, primarily in the areas of corporate finance, real estate finance and structured finance.

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II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and the Funds

1.	Mechanics of Co-Investment

As described above, the Company Adviser and the Fund Adviser manage the Company and the Existing Funds pursuant to their respective Advisory Agreements. The Company Adviser anticipates that it will determine that certain investments it recommends to the Company would also be appropriate investments for a Fund. Further, the Applicants anticipate that an Adviser will determine that certain investments it recommends to a Fund will also be appropriate investments for the Company. Such a determination may result in the Company and a Fund co-investing in certain investments. “Co-Investment Transaction” means any transaction in which the Company (or a Wholly-Owned Investment Subsidiary) participated together with one or more Funds in reliance on the requested Order. “Potential Co-Investment Transaction” means any investment opportunity in which the Company (or a Wholly-Owned Investment Subsidiary) could not participate together with one or more Funds without obtaining and relying on the Order.

Each of the Funds has or will have investment objectives and strategies that are similar to or overlap with the Objectives and Strategies of the Company. To the extent there is an investment opportunity that falls within the Objectives and Strategies of the Company and the investment objectives and strategies of one or more of the Funds, the Advisers would expect the Company and such Funds to co-invest with each other, with certain exceptions based on available capital or diversification. The Company, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to it.

Upon issuance of the requested Order, in such cases, investment opportunities that are presented to the Company are expected to be referred to the Funds, and vice versa, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, the Company Adviser will consider only the Objectives and Strategies, investment restrictions, regulatory and tax requirements, capital available for investment (“Available Capital”) in the asset class being allocated and other pertinent factors applicable to the Company. Available Capital consists solely of liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes. In addition, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction.

Co-investment between the Company and the Funds is expected to be the norm and the Applicants anticipate that the Company and the Funds would routinely co-invest in Potential Co-Investment Transactions. Each Potential Co-Investment Transaction would be allocated between the Company and the Funds participating in the Potential Co-Investment Transaction. Each Potential Co-Investment Transaction and the proposed allocation of such Potential Co-Investment Transaction would be approved prior to the actual investment by the Required Majority.5

All subsequent activity (i.e., to sell, exchange, or otherwise dispose of an investment or to complete a Follow-On Investment6) in respect of an investment acquired in a Co-Investment Transaction will also be made in accordance with the terms and conditions set forth in this Application. Engaging in a Co-Investment Transaction requires that the terms, conditions, price, class of securities, settlement date and registration rights applicable to the Company’s investment be the same as those applicable to the Funds’ investment.

With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, the Company may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Fund and the Company in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board has approved the Company’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Company. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Eligible Directors. The Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and the Funds will increase favorable investment opportunities for the Company and the Funds. A Potential Co-Investment Transaction will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Funds available to meet the funding requirements of attractive investments in portfolio companies, and on the basis stated in condition 2. A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In view of the foregoing, in cases where the Company Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of a Fund as an investing partner of the Company may alleviate some of that necessity in certain circumstances.

5 “Required Majority” has the meaning provided in Section 57(o) of the 1940 Act. The term “Eligible Directors” means the directors who are eligible to vote under Section 57(o).

6  “Follow-On Investment” means any additional investment in an existing portfolio company, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

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The Company could lose some investment opportunities if it is unable to provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Company Adviser due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual or aggregate investment limits require the Company Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of the Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Company Adviser and the Board of the Company believe that it would be advantageous for the Company to co-invest with the Funds and that such investments would be consistent with the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, Available Capital in the asset class being allocated and other pertinent factors applicable to the Company.

The Company Adviser also believes that co-investment by the Company and the Funds will afford the Company the ability to achieve greater diversification and, together with the Funds, the opportunity to exercise greater influence on the portfolio companies in which the Company and the Funds co-invest.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder

Section 57(a)(4) of the 1940 Act makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b) of the 1940 Act, acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules specifically under Section 57(a)(4) of the 1940 Act, Section 57(i) of the 1940 Act provides that the rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1 under the 1940 Act) are, in the interim, deemed to apply to transactions subject to Section 57(a) of the 1940 Act. Rule 17d-1 under the 1940 Act, as made applicable to BDCs by Section 57(i) of the 1940 Act, prohibits any person who is related to a BDC in a manner described in Section 57(b) of the 1940 Act, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1 under the 1940 Act, the Commission considers whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

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2.	Section 57(b) of the 1940 Act

Section 57(b) of the 1940 Act specifies the persons to whom the prohibitions of Section 57(a)(4) of the 1940 Act apply, including: (1) any director, officer, employee or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act, an affiliated person7 of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with8 a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act an affiliated person of such person.

C.	Need For Relief

Co-Investment Transactions would be prohibited by Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act without a prior order of the Commission to the extent that a Fund is related to the Company in a manner described in Section 57(b) of the 1940 Act.  In the case of the Existing Funds and any Future Funds advised by the Company Adviser, the Fund Adviser or future Advisers, each Fund is or will be deemed to be under common control with the Company and thus a person related to the Company in the manner described in Section 57(b)(2). The Funds will therefore be subject to the prohibitions of Section 57(a)(4) and Rule 17d-1.

D.	Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder, permitting the Funds to participate with the Company in Potential Co-Investment Transactions.

7 Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.

8 Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The definition of “control” clarifies that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25% of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

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E.	Precedents

The Commission has granted co-investment relief on numerous occasions in the past several years.9 Although various precedents involve somewhat different allocation formulae, approval procedures and presumptions for co-investment transactions to protect the interests of public investors in the BDC applicants than those described in this Application, the Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Medley Capital Corporation and its affiliates, for which order was granted on November 25, 2013, and Stellus Capital Investment Corporation and its affiliates, for which an order was granted on October 23, 2013.10

[9]	TPG Specialty Lending, Inc., et al. (File No. 812-13980), Release No. IC-31338 (November 18, 2014) (notice) (order pending); Monroe Capital Corporation, et al. (File No. 812-14028), Release No. IC-31286 (October 15, 2014) (order), Release No. IC-31253 (September 19, 2014) (notice); Fifth Street Finance Corp., et al. (File No. 812-14132), Release No. IC-31247 (September 9, 2014) (order), Release No. IC-31212 (August 14, 2014) (notice); Solar Capital Ltd., et al. (File No. 812-14195), Release No. IC-31187 (July 28, 2014) (order), Release No. IC-31143 (July 1, 2014) (notice); White Horse Finance Inc., et al. (File No. 812-14120), Release No. IC-31152 (July 8, 2014) (order), Release No. IC-31080 (June 12, 2014) (notice); PennantPark Investment Corporation, et al. (File No. 812-14134), Release No. IC-31015 (April 15, 2014) (order); Release No. IC 30985 (Mar. 19, 2014) (notice); HMS Income Fund Inc., et al. (File No. 812-14016), Release No. IC-31016 (April 15, 2014) (order); Release No. IC 30984 (Mar. 18, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161), Release No. IC 30968 (Feb. 26, 2014) (order), Release No. IC 30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC 30909 (Feb. 10, 2014) (order), Release No. IC 30855 (Jan. 13, 2014); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC 30807 (Nov. 25, 2013) (order), Release No. IC 30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC 30754 (Oct. 23, 2013) (order), Release No. IC 30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC 30548 (June 4, 2013) (order), Release No. IC 30511 (May 9, 2013) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-13844), Release No. IC 30526 (May 21, 2013) (order), Release No. IC 30494 (April 25, 2013) (notice); Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC 30154 (July 26, 2012) (order), Release No. IC 30125 (June 29, 2012) (notice); Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC-29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (Oct. 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc. (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P. (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P. (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); and The Prospect Group Opportunity Fund, Inc. (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

[10]	See note 9, supra.

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F.	The Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Rule 17d-1(a) under the 1940 Act permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Rule 17d-1(b) under the 1940 Act states that in passing upon applications under such rule, the Commission shall consider whether the participation by the investment company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Applicants submit that the fact that, other than pro rata Follow-On Investments under condition 8, the Required Majority will approve each Potential Co-Investment Transaction before investment, in addition to the other protective conditions set forth in this Application, will ensure that the Company will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the Advisers or the principals of the Advisers would not be able to favor a Fund over the Company through the allocation of investment opportunities between them. Because many attractive investment opportunities for the Company will also be attractive investment opportunities for the Funds, the Applicants submit that the ability to engage in Potential Co-Investment Transactions presents an attractive alternative to instituting an equitable protocol for the allocation of 100% of individual investment opportunities to either the Company or the Funds as opportunities arise. The Applicants submit that the Company’s participation in the Potential Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from, or less advantageous than, that of the Funds.

G.	Conditions

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.            Each time an Adviser considers a Potential Co-Investment Transaction for a Fund that falls within the Company’s then-current Objectives and Strategies, the Company Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2.            (a)          If the Company Adviser deems the Company’s participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company;

(b)          If the aggregate amount recommended by the Company Adviser to be invested in the Potential Co-Investment Transaction by the Company and the Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each party’s Available Capital in the asset class being allocated, up to the amount proposed to be invested by each party. The Company Adviser will provide the Eligible Directors with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures; and

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(c)          After making the determinations required in conditions 1 and 2(a), the Company Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the Company and each participating Fund, to the Eligible Directors for their consideration. The Company will co-invest with the Funds only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)          the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching in respect of the Company or its stockholders on the part of any person concerned;

(ii)          the Potential Co-Investment Transaction is consistent with:

(A)          the interests of the stockholders of the Company; and

(B)          the Company’s then-current Objectives and Strategies;

(iii)         the investment by the Funds would not disadvantage the Company, and participation by the Company would not be on a basis different from or less advantageous than that of the Funds; provided, that if any Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A)          the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)          the applicable Adviser agrees to, and does, provide periodic reports to the Company’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)          any fees or other compensation that the Funds or any affiliated person of the Funds receive in connection with the right of the Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Funds (which may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv)          the proposed investment by the Company will not benefit the Advisers, any Fund or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (a) to the extent permitted by condition 13; (b) to the extent permitted by Section 57(k) of the 1940 Act; (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

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3.          The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.          The Company Adviser will present to the Board, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the Funds during the preceding quarter that fell within the Company’s then-current Objectives and Strategies that were not made available to the Company and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its Staff.

5.          Except for Follow-On Investments made in accordance with condition 8, the Company will not invest in reliance on the Order in any issuer in which any Fund or any affiliated person thereof is an existing investor.

6.           The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for the Company and each participating Fund. The grant to a Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.           (a)          If any Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company in a Co-Investment Transaction, the applicable Adviser will:

(i)          notify the Company of the proposed disposition at the earliest practical time; and

(ii)         the Company Adviser will formulate a recommendation as to participation by the Company in the disposition.

(b)           The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Funds.

(c)           The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Company Adviser shall provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(d)           The Company and each Fund will bear their own expenses in connection with any such disposition.

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8.           (a)          If a Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)          notify the Company of the proposed Follow-On Investment at the earliest practical time; and

(ii)         the Company Adviser will formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Company.

(b)           The Company may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Fund in such investment is proportionate to its outstanding investments in the portfolio company immediately preceding the Follow-On Investment; and (ii) the Board has approved as being in the best interests of the Company the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Company Adviser will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(c)          If, with respect to any Follow-On Investment:

(i)          the amount of the opportunity is not based on the Company’s and the Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)         the aggregate amount recommended by the Company Adviser to be invested by the Company in the Follow-On Investment, together with the amount proposed to be invested by the Funds in the same transaction, exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on each party’s Available Capital in the asset class being allocated, up to the amount proposed to be invested by each.

(d)          The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.           The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Funds that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10.          The Company will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11.          No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of any Fund.

12

12.          The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by an Adviser under any agreement with the Company or the Funds, be shared by the Company and the Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.          Any transaction fee11 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 57(k) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the Company and the participating Funds on a pro rata basis, based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the Co-Investment Transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and the participating Funds based on the amounts they invest in such Co-Investment Transaction. None of the Funds, the Advisers or any affiliated person of the Company or of the Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (i) in the case of the Company and the Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (ii) in the case of the Advisers, investment advisory fees paid in accordance with the Advisory Agreements with the Company and the Funds).

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Matthew Goldstein

Chief Compliance Officer and Secretary

Garrison Investment Group LP

1290 Avenue of the Americas, Suite 914
New York, NY 10104
(212) 372-9590

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David J. Harris

William J. Tuttle

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

B.	Authorizations

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that the Board of the Company, by resolution duly adopted by the Board on November 5, 2012 (attached hereto as Exhibit A), the managing members of the Advisers and the general partners of the Existing Funds and Garrison Investment Group LP, have authorized to cause to be prepared and to execute and file with the Commission this Application for the Order sought hereby.

11 Applicants are not requesting and the Staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

13

The Applicants have caused this Application to be duly signed on their behalf on the 10th day of December 2014.

GARRISON CAPITAL INC.

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON FUNDING 2013-2 LTD.

By:	/s/ Martin Couch
Name:	Martin Couch
Title:	Director

GARRISON CAPITAL SBIC LP

By: Garrison Capital SBIC General Partner LLC, its general partner

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Operating Officer

GARRISON CAPITAL SBIC GENERAL PARTNER LLC

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Operating Officer

GARRISON CAPITAL SBIC HOLDCO INC.

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON CAPITAL ADVISERS LLC

By: Garrison Capital Advisers MM LLC, its managing member

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON MIDDLE MARKET FUNDING LP

By: Garrison Middle Market Funding GP LLC, its general partner

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON MIDDLE MARKET FUNDING A LP

By: Garrison Middle Market Funding GP LLC, its general partner

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON OPPORTUNITY FUND III B L.P.

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Operating Officer

GARRISON OPPORTUNITY FUND IV A LLC

By: Garrison Opportunity Fund IV A MM LLC, its managing member

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Operating Officer

GARRISON OPPORTUNITY FUND IV B L.P.

By: Garrison Opportunity Fund IV B GP LLC, its general partner

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Operating Officer

GARRISON INVESTMENT MANAGEMENT LLC

By: Garrison Investment Group LP, its managing member

By: GIG GP LLC, its general partner

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON INVESTMENT GROUP LP

By: GIG GP LLC, its general partner

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated December 10, 2014, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, general partners or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

GARRISON CAPITAL INC.

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON FUNDING 2013-2 LTD.

By:	/s/ Martin Couch
Name:	Martin Couch
Title:	Director

GARRISON CAPITAL SBIC LP

By: Garrison Capital SBIC General Partner LLC, its general partner

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Operating Officer

GARRISON CAPITAL SBIC GENERAL PARTNER LLC

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Operating Officer

GARRISON CAPITAL SBIC HOLDCO INC.

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON CAPITAL ADVISERS LLC

By: Garrison Capital Advisers MM LLC, its managing member

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON MIDDLE MARKET FUNDING LP

By: Garrison Middle Market Funding GP LLC, its general partner

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON MIDDLE MARKET FUNDING A LP

By: Garrison Middle Market Funding GP LLC, its general partner

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON OPPORTUNITY FUND III B L.P.

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Operating Officer

GARRISON OPPORTUNITY FUND IV A LLC

By: Garrison Opportunity Fund IV A MM LLC, its managing member

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Operating Officer

GARRISON OPPORTUNITY FUND IV B L.P.

By: Garrison Opportunity Fund IV B GP LLC, its general partner

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Operating Officer

GARRISON INVESTMENT MANAGEMENT LLC

By: Garrison Investment Group LP, its managing member

By: GIG GP LLC, its general partner

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON INVESTMENT GROUP LP

By: GIG GP LLC, its general partner

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

14

EXHIBIT A

RESOLVED, that each of the Officers is hereby authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

15